UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

RED ROBIN GOURMET BURGERS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M 10 1 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael J. Snyder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

                1,496,319 shares of common stock[1]

  6.    SHARED VOTING POWER

                34,483 shares of common stock[2]

  7.    SOLE DISPOSITIVE POWER

                1,496,319 shares of common stock[1]

  8.    SHARED DISPOSITIVE POWER

                34,483 shares of common stock[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,319 shares of common stock[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes 47,500 shares of common stock subject to options exercisable within 60 days of December 31, 2004.
[2]	34,483 shares held by Amalfi Kapital, LLC, a wholly-owned subsidiary of Bunch Grass Leasing, LLC. Mr. Snyder is a 50% owner of bunch Grass Leasing. Mr. Snyder disclaims beneficial ownership of these shares.

ITEM 1	(a)	NAME OF ISSUER:

Red Robin Gourmet Burgers, Inc.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6312 S. Fiddler’s Green Circle, Suite 200 N, Greenwood Village, Colorado 80111

ITEM 2	(a)	NAME OF PERSON FILING:

Michael J. Snyder

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

6312 S. Fiddler’s Green Circle, Suite 200 N, Greenwood Village, Colorado 80111

	(c)	CITIZENSHIP:

United States

	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

	(e)	CUSIP NUMBER:

75689M 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4	OWNERSHIP:

(a) Amount beneficially owned: 1,496,319 (see cover page1)

(b) Percent of class: 9.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,496,319 (see cover page1)

(ii) Shared power to vote or direct the vote: 34,483 (see cover page2)

(iii) Sole power to dispose or to direct the disposition of: 1,496,319 (see cover page1)

(iv) Shared power to dispose or to direct the disposition of: 34,483 (see cover page2)

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicabale.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: February 9, 2005

Michael J. Snyder

/s/ Michael J. Snyder
Name: Michael J. Snyder

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